Exhibit 99.1

27 May 2024

Metals Acquisition Limited Announces Strategic Investment in Polymetals Resources Limited (ASX:POL)

ST. HELIER, Jersey – (BUSINESS WIRE) – Metals Acquisition Limited (NYSE: MTAL; ASX: MAC)

Metals Acquisition Limited ARBN 671 963 198 (NYSE: MTAL; ASX: MAC) (“MAC” or the “Company”) is pleased to announce that it has signed a subscription agreement representing a strategic investment with Polymetals Resources Limited (“POL”).

Highlights of the investment include:

•	MAC to invest an initial A$2.5 million in total at a price of A$0.35/share for an initial 4.31% interest in POL.

•	MAC to invest an additional A$2.5 million in total at a price of A$0.35/share subject to satisfaction of certain conditions precedent including:

o	POL securing sufficient funding to restart the Endeavour mine and processing plant;

o	POL and MAC entering into a tolling agreement to treat zinc ore delivered by MAC to POL (with a treatment charge of costs + 35%);

o	POL and MAC entering into a Water Offtake agreement whereby POL will allow MAC to draw 150ML of water annually from the Endeavor mine pipeline for a term of 4.5 years. MAC will have an option to extend beyond the initial 4.5 years on terms to be agreed in good faith between the parties; and

o	MAC securing any necessary third-party consents (including from its secured lenders and Glencore Plc) to undertake the transactions contemplated.

•	MAC will have the right to appoint one director to the POL board whilst MAC holds >7% of the issued shares in POL.

POL holds the rights to the Endeavor silver zinc lead Mine approximately 40km to the north of the CSA Copper Mine. Endeavor produced approximately 92M oz Ag, 2.6Mt Zn and 1.6Mt Pb over a 38-year mine life and is one of the more prolific producers in the Cobar Basin.

Strategically having the option to treat potential high grade zinc mineralisation near surface from the CSA Copper Mine at Endeavor can potentially create significant value for our shareholders. Additionally with securing 150ML of water offtake for the next 4.5 years (with an option to extend) also increases the potential throughput we can achieve at the CSA Copper Mine for a low cost.

The POL management team has over 30 years of experience exploring, developing and operating mines in the Cobar Basin and have acquired the mine with a view to restarting operations. The asset comes with significant infrastructure including an underground mine with a decline and hoisting system, 1.2MTPA processing plant, grid power, water, railway, and workshop facilities.

MAC CEO, Mick McMullen commented “We believe that this kind of transaction is an example of how cooperation in the Cobar Basin has the potential to extract the best value in the Basin. As recently announced, the CSA Copper Mine appears to host high grade zinc mineralisation near surface and adjacent to existing development. Subject to exploration success, modifying factors and some permitting, we think that having the option to treat this material at Endeavor can potentially create significant value for our shareholders. This is a logical way of securing a processing option for any zinc ore we might mine without distracting our operations from the core business of mining and recovering copper.

Having secured 150ML of water offtake for the next 4.5 years (with an option to extend) from the pipeline that runs right past our site also increases the potential throughput we can achieve at the CSA Copper Mine for a low cost.

By investing in POL, we are creating a partnership to achieve better outcomes for both companies. We have known the POL management team for over 20 years, they bring a wealth of experience to the area and have the ability to operate mines very efficiently and we are very supportive of their efforts to reopen the Endeavor mine as well as exploring their immediate mine environment which like the CSA Copper Mine is very underexplored for all base metals including copper.

We continue to evaluate opportunities to add value to our business both organically and inorganically.”

MAC’s rights to extend the initial 4.5 year term of the Water Offtake Agreement is subject to Foreign Investment Review Board (FIRB) approval (to the extent required). MAC’s subscription for POL shares does not require FIRB approval.

This announcement has been approved for release by the Board of Directors.

Contacts

Mick McMullen Chief Executive Officer Metals Acquisition Limited. investors@metalsacqcorp.com	Dan Vujcic Chief Development Officer Metals Acquisition Limited

About Metals Acquisition Limited

Metals Acquisition Limited (NYSE: MTAL; ASX:MAC) is a company focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy.

Forward Looking Statements

This release has been prepared by Metals Acquisition Limited (“Company” or “MAC”) and includes “forward-looking statements.” The forward-looking information is based on the Company’s expectations, estimates, projections and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management of the Company believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Assumptions have been made by the Company regarding, among other things: the price of copper, continuing commercial production at the CSA Copper Mine without any major disruption, the receipt of required governmental approvals, the accuracy of capital and operating cost estimates, the ability of the Company to operate in a safe, efficient and effective manner and the ability of the Company to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used by the Company. Although management believes that the assumptions made by the Company and the expectations represented by such information are reasonable, there can be no assurance that the forward-looking information will prove to be accurate.

MAC’s actual results may differ from expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward- looking statements. These forward-looking statements include, without limitation, MAC’s expectations with respect to future performance of the CSA Copper Mine. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside MAC’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the supply and demand for copper; the future price of copper; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; cash flow provided by operating activities; unanticipated reclamation expenses; claims and limitations on insurance coverage; the uncertainty in Mineral Resource estimates; the uncertainty in geological, metallurgical and geotechnical studies and opinions; infrastructure risks; and other risks and uncertainties indicated from time to time in MAC’s other filings with the SEC and the ASX. MAC cautions that the foregoing list of factors is not exclusive. MAC cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. MAC does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

More information on potential factors that could affect MAC’s or CSA Copper Mine’s financial results is included from time to time in MAC’s public reports filed with the SEC and the ASX. If any of these risks materialize or MAC’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that MAC does not presently know, or that MAC currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MAC’s expectations, plans or forecasts of future events and views as of the date of this communication. MAC anticipates that subsequent events and developments will cause its assessments to change. However, while MAC may elect to update these forward-looking statements at some point in the future, MAC specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing MAC’s assessment as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.